[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 18, 2011

Jay Ingram

Jessica Kane

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	SunCoke Energy, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 6, 2011

File No. 333-173022

Dear Mr. Ingram:

On behalf of our client, SunCoke Energy, Inc. (“SunCoke” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated July 14, 2011, regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”), and is enclosing six courtesy copies of such Amendment No. 5 marked to show changes from the Registration Statement as filed on July 6, 2011. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 5.

Prospectus Cover Page

1.	Please remove the language relating to “Joint Book-Running Managers,” “Senior Co-Managers” and “Co-Managers” from the prospectus cover page. We would not object to such identification on the outside back cover.

Response: The Company has revised the cover page of the prospectus contained in the Registration Statement in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

July 18, 2011

Unaudited Pro Forma Combined Financial Statements, page 51

2.	We note that you will be issuing new incentive stock awards in connection with this offering with a total value of $15M that will be comprised of stock units and stock options, which appears to be in addition to issuing replacement stock compensation awards for vested and unvested awards originally issued to your employees by Sunoco. For the new incentive stock awards, please disclose the number of stock units and stock options to be issued, including the material terms of each instrument. Please also include an adjustment to recognize the associated expense in the pro forma combined statements of income, or include a statement that such expense was not included and why. For the replacement awards, please include disclosure of the number of replacement awards to be issued by type, the material terms of the replacement awards, and how you will account for this issuance along with quantifying the impact this issuance will have on your consolidated financial statements. To the extent that the impact of the replacement awards will not be limited to the 12 months following this transaction, please include an adjustment to your pro forma combined statements of income. Please refer to Article 11- 02(b)(5) of Regulation S-X for guidance. Please also include a brief description of the new and replacement stock compensation awards in your Prospectus Summary and provide appropriate cross-references to the sections of the prospectus where you discuss this information in more detail.

Response: With respect to the new incentive stock awards, the Company has revised the Registration Statement on pages 11, 15, 16, 17, 54, 56, 57, 59 and 173 in response to the Staff’s comment. With respect to the replacement awards, the Company notes that, on pages 11 and 180 of the Registration Statement, the issuance of such replacement awards is conditioned upon the subsequent distribution of SunCoke common stock by Sunoco. Because the issuance of the replacement awards is attributable to the distribution (if such distribution occurs) and not to the initial public offering, the Company respectfully submits that an adjustment to the pro forma financial statements for such replacement awards would not be appropriate.

The Company has revised the Registration Statement on page 11 to include a brief description of the new and replacement stock compensation awards in the prospectus summary, and to include the appropriate cross-references to the sections of the prospectus where the information is presented in more detail.

* * * *

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1394.

Mr. Ingram

Securities and Exchange Commission

July 18, 2011

Sincerely,

/s/ David K. Lam

David K. Lam

cc:	Denise R. Cade, Esq.

Senior Vice President, General Counsel and Corporate Secretary

SunCoke Energy, Inc.

1011 Warrenville Road, 6th Floor.

Lisle, IL 60532

Stacy L. Fox, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Sunoco, Inc.

1818 Market Street – Suite 1500

Philadelphia, Pennsylvania 19103